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                                     LOGO OF
                            AETERNA LABORATORIES INC.

                                                                  PRESS RELEASE
                                                           For Immediate Release


        AETERNA GETS THE GREEN LIGHT TO BEGIN THE PIVOTAL CLINICAL TRIAL
                        ON NEOVASTAT IN MULTIPLE MYELOMA

                    TRIAL TO BE HELD IN CANADA, US AND EUROPE

QUEBEC CITY, QUEBEC, DECEMBER 19, 2000 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) announced today that the US and the Canadian Health Authorities, FDA and HPB, have approved the conduct of the pivotal trial of AE-941/Neovastat in the treatment of multiple myeloma patients. This study is the third pivotal clinical trial AEterna has initiated in cancer this year. The trial will be conducted at some 20 hospitals throughout Canada, the United States and select countries in Europe. It will evaluate the efficacy of AEterna's antiangiogenic treatment Neovastat in approximately 120 patients with progressive multiple myeloma, the second most prevalent blood cancer. Final results of the trial are expected by summer 2002.

"We are all very excited about this trial as this offers a novel treatment option for patients with recurrent myeloma" said Dr. Sundar Jagannath, Professor of Medicine, St. Vincents Comprehensive Cancer Center, New York, principal investigator in the US. "Neovastat inhibits angiogenesis by targeting the very mechanisms that are involved in the progression of multiple myeloma."

"This trial is part of our early-to-market strategy which consists in constantly looking for additional opportunities in order to speed up the development of Neovastat. By targeting cancers where there are currently limited therapies available, we should be able to accelerate this process and to reach the market in the shortest period of time", said AEterna's Senior Vice President and Chief Operating Officer, Yves Rosconi.

"We will be ready to begin the patient recruitment very shortly", added Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs of AEterna. "Multiple myeloma is the third oncology indication we are pursuing this year along with non-small-cell lung cancer and renal cell carcinoma in the clinical development of Neovastat. These trials have been designed according to our discussions with the Health Authorities. It has been agreed that if the results are conclusive for one of the trials, we will submit a registration dossier to the regulatory agencies for accelerated approval of Neovastat."

ABOUT THE TRIAL
This Phase II pivotal clinical trial has been designed to obtain accelerated approval of Neovastat in the treatment of multiple myeloma patients with refractory disease. The study will determine tumor response based upon commonly used criteria, such as the level of M-protein (myeloma protein). Other parameters specific to the disease will also be considered. The study will involve approximately 20 sites across North America and Europe, and will evaluate the efficacy of Neovastat as monotherapy treatment for patients with multiple myeloma not responding to standard therapies.



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In North America, the principal investigators are Dr. Sundar Jagannath, Chief
Multiple Myeloma Service, St. Vincents Comprehensive Cancer Center, New York, in the US, and Dr. Chaim Shustik, Associate Professor of Medicine at McGill University and The Royal Victoria Hospital, in Montreal, Canada. The principal investigator in Europe is Dr. Jean-Paul Fermand, Professor of Medicine and Head of the Immuno-Hematology Unit of St. Louis University Hospital in Paris, France.

ABOUT MULTIPLE MYELOMA
Multiple myeloma is a cancer of blood cells that arises in the bone marrow. The disease accounts for 1% of all cancers and is the second most prevalent blood cancer. In the US, approximately 50,000 persons are affected by the disease. There are about 14,000 new cases of multiple myeloma in North America each year and about 18,000 new cases in the countries of the European Community, and the five-year mortality rate is approximately 75%. Standard medical treatments such as chemotherapy, radiation therapy, and bone marrow transplantation enable patients diagnosed with multiple myeloma to live an average of four years. These therapies are often associated with a large number of serious side effects.

NEOVASTAT - UNIQUE MULTIPLE MECHANISM OF ACTION
Neovastat, is a novel orally bioavailable naturally occurring antiangiogenic product that has a unique multiple mechanism of action. Neovastat blocks two of the main regulators of angiogenesis, VEGF and MMPs. Most tumors secrete VEGF, which binds to specific receptor sites on the wall of blood vessels and triggers the growth of new blood vessels. Neovastat contains active components that specifically block the receptors where VEGF binds. Preclinical studies also evidence that Neovastat regulates the proliferation of endothelial cells that is thought to be necessary for the growth of new blood vessels. In addition, Neovastat has been shown to selectively inhibit MMPs 2, 9 and 12, which are involved in breaking down the surrounding tissue and creating an opening for the formation of new blood vessels.

ABOUT AETERNA
AEterna Laboratories is a leader in the field of antiangiogenesis with its compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung and kidney cancer.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. The Company also owns 64% of Atrium Biotechnologies Inc., which specializes in the development of active ingredients used in cosmetics, and also develops and commercializes nutrition products.

The Company is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.



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SAFE HARBOR STATEMENT
This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:
Normand Tremblay
Assistant to the President
AEterna Laboratories Inc.
Bus: 418-652-8525
Fax: 418-652-0881
E-mail: normand.tremblay@aeterna.com